UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Onconetix, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

09610B 108

(CUSIP Number)

December 15, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09610B 108

1.	Names of Reporting Persons Altos Venture AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,103,403 shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,103,403 shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,103,403 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)

This percentage is calculated based on 22,061,746 shares of Common Stock of the Issuer outstanding as of December 15, 2023 upon the completion of the closing of the Issuer’s acquisition of all of the issued and outstanding equity interests of Proteomedix, Inc. (the “Share Exchange”), as reported in the Issuer’s amended Current Report on Form 8-K/A filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2023 (the “Transaction 8-K”).

In addition to the shares of Common Stock reported herein, Altos Venture AG (along with the other Proteomedix shareholders) received in the Share Exchange shares of the Issuer’s Series B Convertible Preferred Stock (“Series B Preferred”), which are non-voting (subject to limited exceptions) and are convertible, subject to approval by the Issuer’s stockholders, into additional shares of Common Stock. Shares of Series B Preferred are not “equity securities” as defined in SEC Rule 13d-1 under the Act. Concurrently with the closing of the Share Exchange, Altos Venture AG also entered into a Subscription Agreement with the Issuer providing for the purchase by Altos Venture AG from the Issuer of $5.0 million of units consisting of additional shares of Common Stock and warrants to purchase Common Stock. The closing of the unit purchase is contingent upon approval by the Issuer’s stockholders of the conversion of the Series B Preferred into Common Stock. The Share Exchange and certain agreements entered into in connection with it, including the Subscription Agreement with Altos Venture AG, are more fully described in the Transaction 8-K, and such agreements are filed as exhibits to the Transaction 8-K.

Item 1.

	(a)	Name of Issuer Onconetix, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 201 E. Fifth Street, Suite 1900, Cincinnati, OH 45202

Item 2.

	(a)	Name of Person Filing Altos Venture AG

	(b)	Address of Principal Business Office or, if none, Residence Obertorweg 64 CH-4123 Allschwil/Switzerland

	(c)	Citizenship Altos Venture AG is organized in Switzerland

	(d)	Title of Class of Securities Common stock, par value $0.00001 per share (“Common Stock”)

	(e)	CUSIP Number 09610B 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1 is provided as of December 27, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Altos Venture AG	1,103,403	1,103,403	0	1,103,403	0	1,103,403	5.0%

(1)	This percentage is calculated based on 22,061,746 shares of Common Stock outstanding as of December 15, 2023 upon the closing of the Share Exchange, as reported in the Transaction 8-K.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2023

Altos Venture AG

By:	/s/ Tobias Fischli
Tobias Fischli
Authorized Signatory

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).